Exhibit 3.2

SoFFin – HRE / AidA	Charter of FMS Wertmanagement Anstalt des öffentlichen Rechts

Non-binding Courtesy Translation

Federal Agency for Financial Market Stabilisation

(Bundesanstalt für Finanzmarktstabilisierung – “FMSA”)

Charter of FMS Wertmanagement

dated 7 July 2010

as amended on 23 August 2016

Pursuant to Section 8a (2) sentence 4 of the Financial Market Stabilisation Fund Act (Finanzmarktstabilisierungsfondsgesetz – “FMStFG”) dated 17 October 2008 (Federal Law Gazette I, p. 1982), last amended by Section 5 of the Act on the Recovery and Resolution of Credit Institutions (Sanierungs- und Abwicklungsgesetz – SAG) dated 10 December 2014 (Federal Law Gazette I, p. 2091), the Federal Agency for Financial Market Stabilisation (Bundesanstalt für Finanzmarktstabilisierung – “FMSA”) enacted the following Charter for FMS Wertmanagement:

Article 1    Formation, legal form, registered office

(1) On the date on which this Charter enters into force, FMS Wertmanagement shall be established as an organisationally and financially independent entity under German public law with partial legal capacity under the auspices of the Federal Agency for Financial Market Stabilisation (FMSA). FMS Wertmanagement is a winding-up institution as defined in Section 8a (1) sentence 1 FMStFG.

(2) FMS Wertmanagement may act in its own name when transacting business, and sue and be sued.

(3) FMS Wertmanagement’s registered office is located in Munich.

(4) FMS Wertmanagement may found permanent establishments (Betriebsstätten), specifically in Frankfurt am Main/Eschborn.

Article 2    Functions, transactions, applicability of the German Banking Act

(1) FMS Wertmanagement shall take over the risk positions and non-strategic operations (“Transferred Assets”) of Hypo Real Estate Holding AG and its direct and indirect German and foreign subsidiaries and special purpose entities (collectively referred to as the “HRE Group”) and both realise and unwind them in a manner aimed at maximising the assets’ value for the purpose of stabilising the HRE Group and the financial market.

(2) To carry out its task described in paragraph 1, FMS-WM may engage in all kinds of banking and financial services transactions as well as operate all other kinds of businesses that serve its purposes, directly or indirectly. The foregoing shall not affect paragraph 3 sentence 1 No. 2. FMS Wertmanagement’s business activities shall cover all assets and liabilities under the Transferred Assets. FMS-WM may establish entities at home and abroad and may acquire equity interests in entities within the scope of its duties as defined in its Charter.

(3) FMS Wertmanagement

1.

is not deemed a credit institution (Kreditinstitut) or financial services institution (Finanzdienstleistungsinstitut) as defined in the German Banking Act (Kreditwesengesetz – “KWG”), a securities firm (Wertpapierdienstleistungsunternehmen) as defined in the German Securities Trading Act (Wertpapierhandelsgesetz – “WpHG”) or an insurance company (Versicherungsunternehmen) as defined in the German Insurance Supervision Act (Versicherungsaufsichtsgesetz – “VAG”);

2.

nor does it engage in any transactions requiring a licence pursuant to Directive 2006/48/EC of the European Parliament and of the Council dated 14 June 2006 relating to the taking up and pursuit of the business of credit institutions (OJ L 177 dated 30 June 2006, p. 1) or Directive 2004/39/EC of the European Parliament and of the Council dated 21 April 2004 on markets in financial instruments, amending Council Directives 85/611/EEC and 93/6/EEC and Directive 2000/12/EC of the European Parliament and of the Council and repealing Council Directive 93/22/EEC (OJ L 145 dated 30 April 2004, p. 1), as amended from time to time.

(4) The following provisions of the German Banking Act shall apply mutatis mutandis to FMS Wertmanagement: Section 3 and 6 (2) and (3); Section 6a, 7 to 8e, 9, 14 and 22a to 22o; Section 24 (1) no. 6, 8, 11 to 13 as well as Section 24 (1a), (2) and (4); Section 25, 25a (1) sentence 1 and (2) sentence 2 and Section 25g to 25m; Section 26 (1) sentence 1 to 3; Section 29 (2) sentence 1 and (3); Sections 37, 39 to 44a, 44c, 46g, 46h, 49, 54a, 55b, 55, 56, 59, 60 and 60a; as well as Section 9 and 10 of the German Securities Trading Act. FMS Wertmanagement is deemed an “obligor” (Verpflichteter) for the purposes of Section 2 (1) of the German Money Laundering Act (Geldwäschegesetz - “GwG”).

(5) FMS Wertmanagement, including its governing bodies and stakeholders, is bound by the requirements of the law and its Charter.

Article 3    Transfers of assets

To carry out its task described in Article 2 (1), FMS Wertmanagement may – pursuant to Section 8a (1) sentence 1 and Section 4 FMStFG – participate in a transformation (Umwandlung) as the acquiring entity (übernehmender Rechtsträger) or other transfers or securitisations of assets by virtue of a contractual arrangement or otherwise.

Article 4    Share capital

(1) Equity capital shall be contributed to FMS Wertmanagement.

(2) Initially, the Financial Market Stabilisation Fund (Finanzmarktstabilisierungsfonds, hereinafter referred to as “SoFFin”), acting on behalf of the Federal Republic of Germany, shall be the sole stakeholder (hereinafter referred to as the “Stakeholder”).

(3) Interests in the equity capital of FMS Wertmanagement may only be transferred with the written consent of FMSA.

Article 5    Wind-up plan

(1) The Transferred Assets shall be realised and unwound in accordance with a wind-up plan (“Wind-up Plan”). The Wind-up Plan is a business plan which sets out the nature and scope of the planned transactions for the purpose of realising and unwinding the Transferred Assets, taking the requirements of paragraph 3 into account. It shall be proposed by the Executive Board and adopted by the Supervisory Board subject to the approval of FMSA. The Wind-up Plan may be a part of a separate agreement. The Executive Board, the Supervisory Board and the Stakeholder shall be bound by the Wind-up Plan as amended from time to time.

(2) The Wind-up Plan shall describe the actions FMS Wertmanagement intends to take to realise and unwind its assets and include a timeline for unwinding them in full within a reasonable wind-up period. FMS Wertmanagement shall be dissolved once all of its assets have been unwound and all of its liabilities have been discharged.

(3) The Wind-up Plan

1.	shall be drafted using prudent business judgment;

2.

in addition to a complete payment plan, it shall also contain a presentation of the net assets, financial position and results of operations of FMS Wertmanagement (balance sheet (plan), profit and loss statement (plan), both prepared in accordance with the German Commercial Code – “HGB” and liquidity planning) for the entire wind-up period based on the guidelines of FMSA; and

3.

shall ensure that FMS Wertmanagement is solvent at all times during the entire wind-up period, notwithstanding the obligation to cover losses and make additional capital contributions (Article 7); this shall be documented in a complete payment plan which is to be updated annually.

FMSA shall instruct FMS Wertmanagement as to the specific details to be included in the Wind-up Plan.

(4) Their legal effect as against third parties notwithstanding, transactions and actions that result in deviations from the Wind-up Plan may only be carried out with the prior consent of the Supervisory Board and FMSA.

(5) In the event of a change in circumstances that are materially relevant to the Wind-up Plan, the latter shall be adjusted to reflect the changed circumstances. FMS Wertmanagement shall conduct a review at the end of every quarter to assess whether the Wind-up Plan should be adjusted in accordance with sentence 1.

(6) Applications respecting adjustments or any other modifications of the Wind-up Plan, in particular any change in the realisation and wind-up strategy or any decrease or increase in the thresholds applicable to the disposal of assets, shall be filed with FMSA in a timely manner. Such applications shall be subject to prior resolutions of the Supervisory Board. Any adjustment or modification of the Wind-up Plan shall take effect only if FMSA has approved the given adjustment or modification. FMSA may instruct FMS Wertmanagement as to the prerequisites for approval of any such modification. The Executive Board shall amend the Wind-up Plan if requested by FMSA.

Article 6    Wind-up reports

(1) FMS Wertmanagement shall prepare a wind-up report for every month, every quarter and every financial year concerning the progress of the realisation and unwinding and the implementation of the Wind-up Plan. FMSA shall instruct FMS Wertmanagement as to the mandatory content and form of the wind-up reports (monthly wind-up reports, quarterly wind-up report and annual wind-up report). The quarterly wind-up report shall also contain the findings of the review under Article 5 (5) assessing the need to adjust the Wind-up Plan.

(2) The monthly wind-up report shall be submitted to FMSA for the February, April, May, July, August, October and November reporting periods no later than 25 business days from the end of the given calendar month. A monthly wind-up report for the reporting period of January will not be submitted. The monthly wind-up report for February will, however, include the reporting periods of January and February of the respective financial year.

(3) The quarterly wind-up report shall be submitted to FMSA for the given quarter – with the exception of the fourth quarter of the given financial year – no later than two months from the end of the quarter. The third month of the given quarter shall be shown separately in the quarterly wind-up report.

(4) The annual wind-up report shall be submitted to FMSA for the given annual reporting period no later than three months from the close of the given financial year. The month of December shall be shown separately in the annual wind-up report.

(5) The annual wind-up report shall be adopted by resolution of the Supervisory Board. For the rest every wind-up report shall also be submitted to the Supervisory Board.

(6) Business days within the meaning of this Article 6 shall refer to every business day except Saturdays on which the banks in Munich and Frankfurt/Main are open for business.

Article 7    Loss compensation obligation

(1) Until the dissolution of FMS Wertmanagement pursuant to Article 16, SoFFin shall have the obligation toward FMS Wertmanagement and FMSA

1.

to pay, on first demand by the Executive Board – but no later than by the third business day from such demand and, if applicable, even before FMS Wertmanagement’s liabilities are due – all amounts required in the Executive Board’s due assessment for ensuring that FMS Wertmanagement can pay all its liabilities at any time when due and in full, i.e. SoFFin shall be liable to FMS Wertmanagement and FMSA for the liabilities that the former incurs;

2.	to cover all losses of FMS Wertmanagement. Losses within the meaning of this provision are all amounts due and payable under no. 1 and not (or no longer) repayable under paragraph 2.

The Executive Board of FMS Wertmanagement has the obligation to request additional funding pursuant to no. 1 in an amount and at a time that assures FMS Wertmanagement’s ability to meet any and all payment obligations at all times.

(2) Payments pursuant to paragraph 1 no. 1 shall be repaid to SoFFin – plus interest from the value date of the payment received under paragraph 1 until the date FMS Wertmanagement transfers the funds at the interest rate on bonds issued by the Federal Republic of Germany with matching maturities (if possible) – if and to the extent that the Executive Board in its due discretion based on prudent business judgment determines that any such repayment,

1.

would not prevent FMS Wertmanagement from fulfilling its liabilities to persons other than the Stakeholder in full and in a timely manner to the extent that said liabilities mature within the next six months (from the date of repayment) and

2.	would not prevent compliance with the Wind-up Plan.

The duty to repay amounts which SoFFin paid in the prior financial year shall lapse definitively if, based on prudent business judgment at the time the annual financial statements are prepared, they are not expected to be repaid in accordance with paragraph 2 in the financial year following the one in which the annual financial statements are prepared.

(3) SoFFin may extend lines of credit to FMS Wertmanagement notwithstanding paragraph 1 on the basis of separate agreements or may have third parties extend lines of credit on its behalf (third-party credit guarantee as defined in Section 778 German Civil Code – “BGB”). If Section 774 BGB applies, FMS Wertmanagement shall only be obligated to make payments on the principal in accordance with paragraphs 1 and 2.

(4) Section 8a (4) sentence 1 Nr. 1b FMStFG is applicable.

Article 8    Management principles

FMS Wertmanagement shall conduct its business pursuant to its task as described in Article 2 (1) using prudent business and fiscal judgment. Remuneration schemes for staff and members of the Executive Board shall be subject to the approval of FMSA.

Article 9    Governing bodies

The governing bodies of FMS Wertmanagement are the Supervisory Board and the Executive Board.

Article 10    Supervisory Board

(1) The Supervisory Board consists of eight members who are appointed by the Stakeholder. The maximum term of office of the members of the Supervisory Board pursuant to sentence 1 is three years; reappointments are permitted. FMSA shall appoint the members of the first Supervisory Board.

(2) The members of the Supervisory Board shall possess experience and expertise in economic and financial matters and be capable of assisting FMS Wertmanagement and supporting it in the fulfillment of its task as defined in Article 2 (1). They are not bound by instructions, subject to Article 2 (5) and Article 15 (2) no. 4. The members of the Supervisory Board may be offered reasonable remuneration and reimbursement of their expenses.

(3) Persons who are subject to prosecution for a felony or property offence or who have been convicted of a felony or property offence may not serve on the Supervisory Board if and as long as information respecting such prosecution or conviction may be disclosed to a government agency under the Federal Register of Criminal and Court Records Act (Gesetz über das Bundeszentralregister) or if they are or have been involved as debtors in insolvency proceedings or proceedings requiring a declaration of bankruptcy in the past ten years. A member of the Supervisory Board shall be dismissed if any of the facts described in sentence 1 or 2 occur during the member’s term of office or if grounds for exclusion from the Supervisory Board existed at the time of the member’s appointment but only came to light during their term of office.

(4) FMSA has the right to participate in meetings of the Supervisory Board also through guest members. FMSA will notify FMS Wertmanagement of such delegated guest members. Guest members shall have all rights of a regular member of the Supervisory Board apart from voting rights.

(5) The Supervisory Board shall advise FMS Wertmanagement’s Executive Board and supervise its activities. It is also responsible for:

1.

decisions on the Wind-up Plan in accordance with Article 5 (1) sentence 2, first sub-sentence; resolutions on deviations from the Wind-up Plan in accordance with Article 5; (4) and resolutions on modification applications in accordance with Article 5 (6) sentence 2;

2.	resolutions on the annual wind-up report in accordance with Article 6 (2) sentence 2;

3.	appointing members of the Executive Board in accordance with Article 11 (1) sentence 1 and dismissing them in accordance with Article 11 (4);

4.	enacting Rules of Procedure for the Executive Board;

5.

appointing the auditor in accordance with Article 12 (3) sentence 4 and adopting the annual financial statements of FMS Wertmanagement in accordance with Article 12 (3) sentence 6, first sub-sentence; and

6.	adopting the final accounts in accordance with Article 16 (3) sentence 2.

In matters of particular significance under the Executive Board’s purview, the Supervisory Board may reserve decision-making authority for itself on a case-by-case basis or in general as provided in the Rules of Procedure for the Supervisory Board. The foregoing shall not affect the authority of the Executive Board to represent FMS Wertmanagement externally to legal effect.

(6) The Supervisory Board shall represent FMS Wertmanagement as against the members of the Executive Board in and out of court. Article 11 (3) sentence 5 shall apply mutatis mutandis.

(7) The Stakeholder may dismiss members of the Supervisory Board at any time for cause. Cause shall be given in particular if a member of the Supervisory Board commits a gross breach of the duties incumbent upon them. FMSA may also dismiss a member of the Supervisory Board at any time if such member is unable to adequately guarantee that they will be able to meet the requirements of the law (particularly those of the FMStFG) and the Charter.

(8) Article 11 (5) governing Executive Board members’ duty of care and responsibility shall apply mutatis mutandis to Supervisory Board members’ duty of care and responsibility.

(9) FMSA may at any time request that a Supervisory Board meeting be convened subject to provision of the agenda.

(10) Resolutions of the Supervisory Board shall be adopted with the majority of the votes cast.

(11) The Supervisory Board may adopt Rules of Procedure for itself subject to the approval of FMSA. Its Rules of Procedure shall govern the particulars of the rights and duties of the Supervisory Board and its members.

Article 11    Executive Board

(1) The Executive Board shall have at least two members who are appointed by the Supervisory Board with FMSA’s approval for terms of no more than four years; they may be reappointed however. The members of the first Executive Board shall be appointed by FMSA.

(2) The members of the Executive Board must be reliable and qualified.

(3) The Executive Board manages the business of FMS Wertmanagement and represents it in and out of court. The members of the Executive Board may be released from the restrictions of Section 181 case 2 BGB by resolution of the Supervisory Board. In all legal transactions FMS Wertmanagement shall be represented by two members of the Executive Board acting jointly. The Executive Board may resolve that FMS Wertmanagement may also be represented (a) by one Executive Board member acting jointly with a Prokurist (person possessing power of attorney) of FMS Wertmanagement, (b) by two Prokurists jointly or (c) by two staff members or employees of FMS Wertmanagement acting jointly in matters involving day-to-day administration. If a legally binding declaration is to be made toward FMS Wertmanagement, it shall be sufficient if such declaration is made toward one member of the Executive Board or one staff member or employee of FMS Wertmanagement duly authorised by the Executive Board.

(4) The Supervisory Board may dismiss members of the Executive Board at any time for cause. Cause shall be given in particular if a member of the Executive Board commits a gross breach of the duties incumbent upon them. FMSA may dismiss a member of the Executive Board at any time for cause as well as in cases where such member is unable to adequately guarantee that they will be able to meet the requirements of the law (particularly those of the FMStFG) and the Charter.

(5) The members of the Executive Board shall perform their duties unselfishly and conscientiously in accordance with sound business practice and exclusively for the good of FMS Wertmanagement. They shall exercise the care of a prudent and diligent business person in managing FMS Wertmanagement. Members of the Executive Board who breach their duties are jointly and severally liable to FMS Wertmanagement and FMSA for any resultant loss or damage. The burden of proof shall rest with the given members of the Executive Board if there is a dispute as to whether they exercised the care of a prudent and diligent business manager.

(6) FMSA may attend meetings of the Executive Board as a guest at its discretion but without voting rights.

(7) The Supervisory Board may enact rules of procedure for the Executive Board, which must be approved by FMSA.

(8) Director’s contracts for members of the Executive Board may only be closed, amended or renewed with FMSA’s approval.

Article 12    Management, annual financial statements, quarterly report

(1) FMS Wertmanagement has its own accounting and company code (Rechnungs- und Buchungskreis). Its assets shall be held separately from the assets of other winding- up institutions as defined in Section 8a (1) FMStFG; the other assets of FMSA and its rights and liabilities; as well as the assets of the HRE Group. Where a member of the HRE Group manages FMS Wertmanagement’s risk positions, it must be ensured that such management is functionally and organisationally separate from the HRE Group’s other business activities.

(2) FMS Wertmanagement’s financial year is the calendar year.

(3) The Executive Board shall prepare annual financial statements and a management report for FMS Wertmanagement within three months of the end of a financial year in accordance with the provisions of the German Commercial Code (HGB) applicable to large corporations and its supplementary provisions applicable to credit and financial services institutions as well as the provisions of the German Accounting Directive for Banks and Financial Services Providers (Kreditinstituts- Rechnungslegungsverordnung – RechKredV). The annual financial statements and the management report shall be audited in accordance with the provisions of the HGB. Section 29 (1) sentence 2 and 6 of the German Banking Act and the provisions of the Audit Report Regulation (Prüfberichtsverordnung) shall apply mutatis mutandis. The audit engagement shall provide for compliance with the foregoing requirements. The auditor shall be appointed by the Supervisory Board. The Supervisory Board shall obligate the auditor to report to the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – “BaFin”), Deutsche Bundesbank as well as SoFFin and FMSA if, in the process of conducting the audit, the auditor becomes aware of facts or circumstances which would justify a qualified or adverse audit opinion which might jeopardise the continued existence of FMS Wertmanagement as a going concern or have a material adverse effect on its development or which indicate material violations of the law or this Charter by members of the Executive Board. The Supervisory Board shall release the auditor from its duty of confidentiality such that FMSA may exercise its right to obtain information under Article 15 (1) directly vis-à-vis the auditor. The Supervisory Board shall adopt the annual financial statements within two weeks after they have been presented to it by the Executive Board. If the Supervisory Board refuses to adopt the annual financial statements on improper grounds, FMSA shall decide in lieu of this approval requirement. There is no duty to prepare consolidated accounts. The German Publication Act (Publizitätsgesetz) shall not apply. The annual financial statements, the management report and the audit report shall be submitted to FMSA.

(4) The Executive Board shall prepare a quarterly report for FMS Wertmanagement for each of the first three quarters of the given financial year within two months of the end of the respective reporting period in accordance with the requirements applicable to annual financial statements and the management report under sub-section 3 sentence 1. Notwithstanding subsection 4 sentence 1 no management report is to be prepared for the first and the third quarter. FMSA may require that the quarterly reports be reviewed by the auditor appointed by the Supervisory Board. Quarterly reports and the results of the auditor’s review shall be submitted to FMSA immediately after they have been prepared.

Article 13    Appropriation of profits

If the annual financial statements of FMS Wertmanagement report a net profit, the Supervisory Board shall decide on the appropriation of said profit based on the Executive Board’s proposal.

Article 14    Costs, duty to participate in the apportionment of costs

(1) FMS Wertmanagement’s expenses shall be covered by its assets. FMS Wertmanagement shall bear the costs that FMSA incurs for its supervisory and coordinating activities on its behalf in accordance with Article 15. These costs also include the cost of third parties which FMSA engages in the performance of its tasks pursuant to Article 15. The foregoing shall not affect Article 7.

(2) Hypo Real Estate Holding AG shall bear the costs and expenses that FMSA incurs in connection with the formation of FMS Wertmanagement (start-up costs).

(3) FMS Wertmanagement has the duty to participate in the apportionment of costs pursuant to Section 16 of the Financial Services Supervision Act (Finanzdienstleistungsaufsichtsgesetz – “FinDAG”). Section 16 FinDAG; Section 5 and 6 (1) and (2) sentence 1 no. 1, Section 7 (1) and (3) and Section 8 (1) no. 1 and (2) sentence 1 no. 5 FMStFG; and Section 9 to 12b of the Regulation Governing Fees and Cost Apportionment Pursuant to the Financial Services Supervision Act (Verordnung über die Erhebung von Gebühren und die Umlegung von Kosten nach dem Finanzdienstleistungsaufsichtsgesetz) shall apply mutatis mutandis in conjunction with the requirements of Section 8a (6) no. 1 to 3 FMStFG.

Article 15     Supervision; review, reporting and disclosure duties

(1) FMS Wertmanagement is supervised by FMSA. Such supervision ensures in particular that FMS Wertmanagement, including its governing bodies and the Stakeholder(s), complies with the requirements of the law and this Charter.

(2) To carry out its task described in paragraph 1, FMSA may exercise the disclosure, control, review and instruction rights set forth in this Charter and below:

1.

In addition to the regular reports and information to be provided by FMS Wertmanagement pursuant to this Charter or contractual arrangements, FMSA may request the following from FMS Wertmanagement at any time:

a)	current key figures, risk and portfolio reports as well as all performance reports provided to the Stakeholder;

b)	management reports and reports concerning the ordinary course of business;

c)	disclosures on individual transactions, divestitures and other key wind-up activities;

d)	the results of compliance audits;

e)	all accounting documents to be submitted to BaFin in accordance with Section 26 (1) to (3) KWG;

f)	the appointed auditor’s release from its duty of confidentiality; and

g)	other disclosures material to its supervisory functions.

2.	FMSA may exercise the rights to obtain information described in no. 1 directly against FMS Wertmanagement’s auditor.

3.

FMSA shall monitor and verify compliance with FMS Wertmanagement’s accounting and disclosure duties. In addition, FMSA may reserve the right to conduct special audits, in particular audits to assess compliance with the requirements that govern FMS Wertmanagement’s business activities and the implementation of the Wind-up Plan pursuant to Article 5.

4.	FMSA may issue instructions to FMS Wertmanagement’s Executive Board and Supervisory Board in order to ensure that FMS Wertmanagement’s business activities always comply with the law and this Charter.

(3) FMSA may request that FMS Wertmanagement engage suitable third parties to manage the acquired risk positions and non-strategic operations.

(4) FMSA may, in agreement with FMS Wertmanagement and the other winding- up institutions defined in Section 8a (1) FMStFG, assume coordinating activities on behalf of FMS Wertmanagement and the other winding-up institutions, in particular for purposes of risk assessment, funding and disposing transferred assets in a market- sensitive manner.

(5) In particular FMS Wertmanagement shall:

1.	continually review whether its ability to pay its liabilities at all times is assured;

2.

advise FMSA immediately in writing of any development with respect to its net assets, financial position and results of operations or its business activities which materially deviates from the Wind-up Plan, especially if such development could result in losses as defined in Article 7 (1) no. 1 or 2, either immediately or over time;

3.	report on its actions to avoid losses; and

4.	advise FMSA immediately of all events that might necessitate a modification or adjustment of the Wind-up Plan.

(6) To carry out its tasks under paragraph 1 and 4, FMSA may either establish additional review, reporting and disclosure duties for FMS Wertmanagement or stipulate the same with it.

Article 16    Dissolution and final accounts

(1) Once the transferred risk positions and non-strategic operations have been unwound and realised in full, FMS Wertmanagement shall notify FMSA that the unwinding has been completed and submit a final wind-up report. FMSA may request that FMS Wertmanagement be wound up and liquidated if there are no more liabilities or if the Stakeholder assumes the liabilities.

(2) FMSA shall stipulate the contents of the final wind-up report. This report shall also document whether FMS Wertmanagement made a profit after full realisation of the transferred risk assets and non-strategic operations. Article 7 shall apply if FMS Wertmanagement incurred a loss.

(3) After completion of the unwinding, FMS Wertmanagement shall be dissolved pursuant to its own application in accordance with a directive of FMSA to be published in the Federal Gazette which shall state the date of dissolution. The application pursuant to sentence 1 shall contain FMS Wertmanagement’s final accounts as adopted by the Supervisory Board. The final accounts shall be approved by FMSA.

(4) Any assets of FMS Wertmanagement remaining after all of FMS Wertmanagement’s liabilities have been satisfied shall be distributed to the Stakeholder.

Article 17    No rights in personam against public sector entities

This charter does not give FMS Wertmanagement any rights in personam against FMSA.

Article 18    Entry into force

This charter shall enter into force immediately upon its enactment by FMSA.